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                              May 24, 2022

       Adi Zuloff-Shani
       Chief Executive Officer
       Clearmind Medicine Inc.
       101     1220 West 6th Avenue
       Vancouver, British Columbia V6H1A5

                                                        Re: Clearmind Medicine
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 27,
2021
                                                            CIK No. 0001892500

       Dear Dr. Zuloff-Shani:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement, Submitted on April 27, 2022

       Prospectus Summary
       Company Overview, page 1

   1. We note your response to our prior comment number 2 and that you indicate certain of your major therapeutic
programs that target verticals with significant potential market opportunities include
depression and treatment resistant depression. However, although you briefly explain why
you believe MEAI may be effective in reducing alcohol intake, you have not included
similar disclosure regarding why MEAI may be useful in treating certain of the other
disorders you indicate you will potentially address, such as depression, anxiety disorder, and
post-traumatic stress disorder. As you have only briefly described pre-clinical studies
for binge alcohol consumption, please explain why it is appropriate for
 Adi Zuloff-Shani
FirstName
Clearmind LastNameAdi
           Medicine Inc. Zuloff-Shani
Comapany
May        NameClearmind Medicine Inc.
     24, 2022
May 24,
Page 2 2022 Page 2
FirstName LastName
         you to state that you have "15 different drug research programs." For each current "drug research program" you reference, please ensure that you have corresponding disclosure regarding why you believe MEAI may be an appropriate drug for such disorder, and a description of the material trials conducted to date. You may also separately indicate that you have future programs you may research.
2. We note your response to our prior comment number 3. In addition to listing the conditions related to the $238.4 million figure, please revise to state the cost components of this figure (e.g., the types of treatments that are accounted for, medication costs).
3. Please revise your Summary to affirmatively state that your product candidates contains psychedelic substances and may be deemed controlled substances, and briefly state the risks involved, including that you may never be able to commercialize a product candidate containing psychedelic substances.
Recent Developments, page 2

4. We note on page 2 you discuss the intended joint venture with Medigus, including your statement on page 2 that "Medigus will be entitled to 10% of the initial equity of such joint venture." Please state whether you have entered into a binding letter of intent or other agreement with Medigus, and revise to provide additional known details concerning this joint venture, such as allocation of intellectual property, duration, and other material terms. Clarify the equity allocation and whether it will remain constant for the duration of the joint venture. Additionally, we note that you state Medigus will help with the development of MEAI for recreational use. Expand your disclosures to state the jurisdictions in which you expect to target to sell MEAI for recreational use, disclose all applicable current laws and regulations relating to the ability to develop and market MEAI for recreational use, including any prohibitions. Add balancing disclosure that MEAI may never be approved in any jurisdiction as a recreational drug, and ensure that your regulatory disclosures are updated as appropriate to include a discussion of developing and marketing MEAI as a recreational drug.
Risk Factors
Our current product candidates and future therapeutic candidates contain psychedelic substances..., page 19

5. We note your response to our prior comment number 8. Please revise the risk factor to specifically discuss the consequences if your molecule is determined to be Schedule I by the DEA. Discuss the process you would need to undergo and the risks if it is never rescheduled, such as that you can never commercialize your product candidates.
Business
Overview, page 80

6. We note the pipeline table on page 80. Please include a column for Phase III trials and separate columns for Phase I and II trials since you have not received authorization to
 Adi Zuloff-Shani
FirstName
Clearmind LastNameAdi
           Medicine Inc. Zuloff-Shani
Comapany
May        NameClearmind Medicine Inc.
     24, 2022
May 24,
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FirstName LastName
         proceed with a Phase I/II combined trial and may also not receive such authorization with respect to any clinical trials of your other product candidates shown in the table. Please revise the columns so they are clearly delineated from each other and ensure the font and type used is clearly legible. Please remove the row of MEAI for an indication of
         "mechanism of action" from your pipeline table because this is not an indication. Please remove the language about the expected timing from the arrows; you may show this information elsewhere such as in an additional column or footnotes. Clarify that these are anticipated milestones, not definitive timing. Additionally, for each row, ensure your narrative disclosure corresponds to the information reflected in your graphic. For example, your narrative disclosure should have corresponding information regarding your trial for
         MEAI for binge eating and metabolic disorder, which based on your graphic, is an ongoing trial that has already commenced. Ensure that your rows accurately reflect your current progress. For example, since it does not appear you have commenced Phase I trials, the arrows should end no further than the end of the preclinical trials column for any of the MEAI rows, and where there are additional pre-clinical trials to be conducted, the arrow length should reflect that information accordingly. Finally, we note the table shows three separate rows for research projects at the Hebrew University, none of which name a compound and all of which cite Mental Health Disorders as the indication. Please tell us why you feel these programs are material enough to be included in your pipeline table and included as separate rows.
7. We note your response to our prior comment number 13 and your statement on page 81:
            While determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies, in pre-clinical studies, MEAI has shown a promising
         safety profile.    Please revise so as to remove any implication that
your product candidate
         is safe. You may say that your product candidate was well-tolerated. Additionally, we note your revised disclosure on pages 2 and 81 that preclinical studies suggest that 5-
         HT1A receptor agonists "may be effective in reducing alcohol intake." We also refer to your statements on pages 1 and 80 that a pre-clinical animal model of
AUD
         "characterize[d] the effect of MEAI on alcohol consumption with promising initial
         results," and that such study tested "the efficacy of MEAI   s ability
to curb alcohol
         cravings." Please revise such statements to remove the implication of efficacy as such statements are premature.
Phase I/IIa Clinical Study, page 81

8. We refer to your revised disclosure regarding your proposed Phase I/IIa trial, and that the primary endpoint will be safety and tolerability. You also state that the trial will be assessing the potential effect of MEAI on drinking patterns and cravings in individuals with AUD. Please revise to state the primary endpoint that will be used to assess this effect, or advise. Please also revise to clarify how you intend to distribute the planned 3-5 cohorts among the locations listed (U.S., Europe, Australia, and Israel), or whether these jurisdictions are all potential options and you may conduct the trial only in the U.S. if your
         IND request is approved. In this regard, we note your statement in your response letter
 Adi Zuloff-Shani
FirstName
Clearmind LastNameAdi
           Medicine Inc. Zuloff-Shani
Comapany
May        NameClearmind Medicine Inc.
     24, 2022
May 24,
Page 4 2022 Page 4
FirstName LastName
         that your immediate clinical strategy is not dependent on the receipt of an IND protocol, as you intend to also submit applications in jurisdictions such as Europe, Australia and
         Israel.
Pre-Clinical Studies, page 87

9. We note your response to our prior comment number 17. Please revise to state who conducted the U.S. based study against the 29 targets. For the rat study, please provide the number of subjects, dosage, duration and any adverse effects, as well as who conducted the study. Please also expand on your explanations of these two studies to provide investors with more context about the significance of these studies. Expand the discussion of your alcohol consumption study to provide additional context, such as explaining how the mice were allocated among the different dosages and vehicle. You state that you performed statistical analysis and found "significant effects." Describe these results and explain their significance. If you observed statistical significance, provide the p-values, a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance.
Competition, page 88

10. We refer to your revised graphic disclosures. With respect to the first chart on page 88,
         titled    Psychedelic Therapy Competitive Landscape for AUD,    please
remove the row for
         Clearmind. This comparison is not appropriate given Clearmind   s
compound is in
         preclinical stage. Additionally, we note that there appears to be footnotes for some of the columns, but the corresponding disclosures are missing. With respect to the columns titled
         "Immediate Results," Therapy Independent Efficacy," and "Supports Reduction
         & Abstinence," which all appear to refer to the efficacy of these drugs, please explain whether these drugs were all tested in head-to-head comparisons. As it is inappropriate to make comparisons of the results of drugs without head-to-head trials, if these were not tested in such trials, please remove these columns, or advise. Please also revise to name the four companies shown in the second chart on page 88.
Research Agreements, page 89

11. Please expand your description of each of your agreements with Yissum and with BIRAD to describe: (i) the research being conducted and how it relates to your research programs,
         (ii) the amount of the consideration you paid to date and the amount of aggregate milestone payments, (iii) the royalty term for those agreements that have royalty obligations, and (iv) the termination provisions of the agreements. In addition, for each of these agreements, describe the intellectual property transferred, if any.
Intellectual Property, page 90

12. We note your response to our prior comment number 19, which we reissue in part. Given your statement on page 90 and elsewhere that your portfolio consists of four utility patent
 Adi Zuloff-Shani
Clearmind Medicine Inc.
May 24, 2022
Page 5
      families that are assigned to you, please provide the information cited in our prior comment number 19 for any of your material license or assignment agreements and file such agreements as exhibits. We note that page 78 references an assignment agreement whereby the Company acquired patents and patent applications to be used in pre-clinical drug research programs. Additionally, with respect to the provisional patent applications, please revise to state whether you currently plan to submit a non-provisional application for them.
Government Regulation, page 91

13. We note your response to our prior comment number 20 and disagree that disclosure concerning government regulation of your business in Israel is not material. For instance, on page 1 you state that you plan to submit applications to conduct a Phase I study in
      Israel. Please revise to describe the governmental regulation of your business in Israel.
       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameAdi Zuloff-Shani
                                                           Division of
Corporation Finance
Comapany NameClearmind Medicine Inc.
                                                           Office of Life
Sciences
May 24, 2022 Page 5
cc:       David Huberman, Esq.
FirstName LastName